Exhibit 99.1

Scienjoy Signs MOU with Douneng Maihuo, a Leading E-Commerce Provider on Douyin

BEIJING, May 10, 2021 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, is pleased to announce it has signed a memorandum of understanding (MOU) with Beijing Douneng Maihuo Culture Media Co., Ltd. ("Douneng Maihuo"), a prominent multi-channel network (MCN) and health e-commerce provider on Douyin. Both sides have signed the MOU to establish an official partnership and explore cooperation details. This announcement marks a substantial step in Scienjoy’s expanded presence in livestreaming e-commerce.

Douneng Maihuo stands out as one of the few MCNs in China that comprehensively covers the categories of fitness, fashion, health and weight loss. It is dedicated to establishing a health industry base and incubating and training Key Opinion Leaders (KOLs) and livestreaming broadcasters. In addition, it provides a one-stop solution for Key Opinion Consumer (KOC) training, live broadcast services, supply chain management and self-media content production. At present, Douneng Maihuo has nearly a hundred KOLs and has achieved rapid growth in 2021 with over 40x year-over-year growth in the first quarter of 2021. Douneng Maihuo has become a leading e-commerce provider on Douyin, the Chinese version of TikTok owned by ByteDance. In 2019 it was named as a top MCN in Douyin’s health and fitness category and was chosen in campaigns to introduce and recommend products to Douyin users.

Douneng Maihuo’s operations include providing famous health food brands with integrated marketing solutions, training KOLs to become leading influencers in health and fitness, and aiming to operate China’s largest private domain traffic for the health industry by aggregating fans on its health KOLs matrix. Douneng Maihuo uses precision marketing to target Chinese consumers who are concerned about health and fitness with health food and nutritional supplements brands such as BE-KIND, My Protein and Nestle.

China’s e-commerce livestreaming industry has huge room for development and a high market growth rate. According to a report on the livestreaming industry published by iResearch Consulting Group, the gross market value (GMV) of e-commerce livestreaming in China was RMB451.29 billion in 2019, accounting for 4.5% of China's overall online shopping market. With the increasing integration between content platforms and e-commerce sales, the penetration rate of e-commerce livestreaming is forecasted to increase to 20.3% by 2022. The GMV of e-commerce livestreaming is estimated to reach RMB2.85 trillion by 2022. Furthermore, according to a report on China’s health food market released by the consulting agency Intelligence Research Group, China’s health food market is expected to reach RMB400 billion in 2021. With the increasing health awareness among Chinese consumers and the trend of more and more young consumers paying attention to health, China's health foods market has huge potentials.

This strategic alliance will give full play to Scienjoy and Douneng Maihuo’s own resources and technological advantages. With approximately 250 million registered users and 300,000 seasoned livestreaming broadcaster, Scienjoy’s competitive operating capabilities will help Douneng Maihuo grow and maintain high private domain traffic stickiness. With the benefits of Douneng Maihuo’s MCN operation experience, vertical market advantages and public domain traffic conversion capabilities, Scienjoy can further explore different user groups, meet the needs of different vertical markets, improve the closed loop of content e-commerce monetization and develop business segments with long-term profitability.

"Content-driven e-commerce livestreaming is an important strategic step for us to build our full mobile livestreaming ecosystem. Finding partners with existing products, a large user base and operating income will help us expand our market coverage." said Victor He, Chairman and CEO of Scienjoy on the cooperation. "We will further consider strategic partnerships that are in line with our strategy, explore and incubate new projects with high value potentials, expand market share and seek high-potential business segments, aiming to increase our market competitiveness and achieve robust performance growth.

Douneng Maihuo’s CEO Liang Cai commented, "Our strategic alliance with Scienjoy will help both parties play a greater value in the field of livestreaming collaboration. With Scienjoy’s experience in online livestreaming entertainment, we will fully integrate the upstream and downstream industry chains. We believe that this partnership will assist Douneng Maihuo in achieving our goal of becoming number one in the health category for e-commerce livestreaming."

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

About Beijing Douneng Maihuo Culture Media Co., Ltd.

Beijing Douneng Maihuo Culture Media Co., Ltd. is a new media company focusing on e-commerce livestreaming. Its business covers e-commerce livestreaming broadcaster matrix incubation, brand’s integrated marketing, top intellectual properties (IPs) operation and private domain traffic operation. It has substantial marketing capabilities in the e-commerce industry. Douneng Maihuo has deployed e-commerce livestreaming bases in Beijing, Hangzhou, Xiamen, Zhongshan, Linyi and other places, and carried out industrial chain base operations around the big health field. It has initially completed the integration of the supply chains of health food, nutritional supplements and other related verticals, to create a one-stop marketing solution for Key Opinion Consumer (KOC) training, live broadcast services, supply chain and self-media content production.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Media Relations Contact
Greta Bradford
ICR Inc.
greta.bradford@icrinc.com

+86 178-8882-8731

Investor Relations Contacts
Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
+86-010-64428188
ray.chen@scienjoy.com

Jack Wang
ICR Inc.
+1 (212) 537-9254
scienjoy.ir@icrinc.com